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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

REWARDS NETWORK INC.
(Name of Subject Company (issuer))

EGI ACQUISITION, L.L.C.
a wholly owned subsidiary of
 EGI ACQUISITION PARENT, L.L.C.
(Names of Filing Persons (offerors))

KMJZ Investments, L.L.C.
Chai Trust Company, LLC
(Names of Filing Persons (other person(s)))

COMMON STOCK, PAR VALUE $0.02 PER SHARE
(Title of Class of Securities)

893767103
(CUSIP Number of Class of Securities)

Jonathan D. Wasserman, Esq.
EGI Acquisition Parent, L.L.C.
Two North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Peter C. Krupp
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$104,251,276.25	$7,433.12

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.02 per share (the "Shares"), of Rewards Network Inc., a Delaware corporation, other than Shares owned by EGI Acquisition, L.L.C. ("Purchaser") and EGI Acquisition Parent, L.L.C. ("Parent"), at a purchase price of $13.75 per Share, net to the seller in cash. As of November 5, 2010, there were 8,815,599 Shares outstanding, of which 1,254,901 Shares are owned by Parent and Purchaser. As a result, this calculation assumes the purchase of 7,560,698 Shares. The transaction value also includes the offer price of $13.75 multiplied by 21,213, the estimated number of options to purchase Shares that are currently outstanding and exercisable for Shares with exercise prices of less than $13.75.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 2 for fiscal year 2011 issued by the Securities Exchange Commission on September 29, 2010. Such fee equals 0.0000713% of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                                     Amount Previously Paid: N/A            Filing Party: N/A

                                                                     Form or Registration No.: N/A          Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this "Schedule TO") is filed by EGI Acquisition Parent, L.L.C., a Delaware limited liability company ("Parent"), and EGI Acquisition, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of Parent ("Purchaser"). Parent is controlled by KMJZ Investments, L.L.C., a Delaware limited liability company ("KMJZ"), as Parent's non-member manager. KMJZ is controlled by Chai Trust Company, LLC, an Illinois limited liability company ("Chai Trust"), by virtue of Chai Trust being the trustee of each of the various trusts established for the benefit of members of the family of Samuel Zell that directly own KMJZ. This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.02 per share (the "Shares"), of Rewards Network Inc., a Delaware corporation ("Rewards"), other than Shares owned by Parent and Purchaser, at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet.

        Reference is made to the information set forth in the Offer to Purchase under the heading "Summary Term Sheet" which is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 7. Certain Information Concerning Rewards," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "Introduction," which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 6. Price Range of the Shares; Dividends," which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "The Offer—Section 8. Certain Information Concerning the Offeror Group" and in "Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 8. Certain Information Concerning the Offeror Group" and in "Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group," which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 8. Certain Information Concerning the Offeror Group" and in "Schedule A—

Information Concerning Directors and Executive Officers of the Offeror Group," which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger," "Special Factors—Section 6. Effects of the Offer," "Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements," "Special Factors—Section 12. Interests of Rewards' Directors and Executive Officers in the Offer and the Merger," "The Offer—Section 1. Terms of the Offer," "The Offer—Section 2. Acceptance for Payment and Payment for Shares," "The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares," "The Offer—Section 4. Withdrawal Rights," "The Offer—Section 5. Certain United States Federal Income Tax Consequences," "The Offer—Section 10. Dividends and Distributions," "The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" and "The Offer—Section 13. Certain Legal Matters; Regulatory Approvals—Requirements for a Merger," which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares" and "Special Factors—Section 11. Related Party Transactions" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the headings "Introduction," "Special Factors—Section 1. Background," "Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements" and "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger," "Special Factors—Section 6. Effects of the Offer," "Special Factors—Section 7. Conduct of Rewards' Business if the Offer Is Not Completed," "Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements" and "The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "The Offer—Section 9. Source and Amount of Funds," which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 14. Fees and Expenses," which is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   The financial statements of Parent and Purchaser are not material to the Offer.

        (b)   The pro forma financial statements of Parent and Purchaser are not material to the Offer.

Item 11.    Additional Information.

        (a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background," "Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements," "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares," "Special Factors—Section 11. Related Party Transactions" and "Special Factors—Section 12. Interests of Rewards' Directors and Executive Officers in the Offer and the Merger" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

        (a)(2) Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 9. Appraisal Rights; Rule 13e-3," "The Offer—Section 1. Terms of the Offer," "The Offer—Section 2. Acceptance for Payment and Payment for Shares," "The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares," "The Offer—Section 4. Withdrawal Rights," "The Offer—Section 5. Certain United States Federal Income Tax Consequences," "The Offer—Section 11. Conditions to the Offer," "The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" and "The Offer—Section 13. Certain Legal Matters; Regulatory Approvals" and in "Schedule C—Section 262 of the Delaware General Corporation Law," which is incorporated herein by reference.

        (a)(3) and (4) Reference is made to the information set forth in the Offer to Purchase under the headings "The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" and "The Offer—Section 13. Certain Legal Matters; Regulatory Approvals," which is incorporated herein by reference.

        (a)(5) Not applicable.

        (b)   Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated November 8, 2010.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Advertisement published in The New York Times on November 8, 2010.
(a)(1)(vii)	Press Release issued by Rewards Network Inc. on October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).
(b)(1)
Equity Commitment Letter, dated October 28, 2010, among EGI Acquisition Parent, L.L.C., Kellie Zell Irrevocable Trust, Matthew Zell Irrevocable Trust and JoAnn Zell Gillis Irrevocable Trust (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed on October 28, 2010).
(b)(2)
Amended and Restated Commitment Letter, dated October 27, 2010, among EGI Acquisition, L.L.C., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, The PrivateBank and Trust Company and Bank Leumi (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed on October 28, 2010).
(b)(4)
Limited Guarantee, dated as of October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. in favor of Rewards Network Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).
(d)(1)
Agreement and Plan of Merger, dated as of October 28, 2010, by and among Rewards Network Inc., EGI Acquisition Parent, L.L.C. and EGI Acquisition, L.L.C. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).
(d)(2)
Tender and Support Agreement, dated as of October 28, 2010, by and among EGI Acquisition Parent, L.L.C., EGI Acquisition, L.L.C., Rewards Network Inc., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C. and Samstock, L.L.C. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

Item 13.    Information Required by Schedule 13E-3.

        The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.    Subject Company Information.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements," "The Offer—Section 6. Price Range of the Shares; Dividends" and "The Offer—Section 10. Dividends and Distributions," which is incorporated herein by reference.

        (e)   Not applicable.

        (f)    Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares," and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (c)   through (e) Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Special Factors—Section 10. Appraisal Rights; Rule 13e-3," "Special Factors—Section 12. Interests of Rewards' Directors and Executive Officers in the Offer and the Merger" and "The Offer—Section 8. Certain Information Concerning the Offeror Group" and in "Schedule C—Section 262 of the Delaware General Corporation Law," which is incorporated herein by reference.

        (f)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the headings "Introduction," "Special Factors—Section 1. Background," "Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements" and "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

        (e)   Reference is made to the information set forth in the Offer to Purchase under the headings "Introduction," "Special Factors—Section 1. Background," "Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements," "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares," and "Special Factors—Section 12. Interests of Rewards' Directors and Executive Officers in the Offer and the Merger" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger," "Special Factors—Section 6. Effects of the Offer" and "Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements," which is incorporated herein by reference.

        (c)(8) Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Special Factors—Section 6. Effects of the Offer," "Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements," and "The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a)   through (c) Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background" and "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger," which is incorporated herein by reference.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger," "Special Factors—Section 6. Effects of the Offer," "Special

Factors—Section 7. Conduct of Rewards' Business if the Offer Is Not Completed," "Special Factors—Section 9. Appraisal Rights; Rule 13e-3," "Special Factors—Section 12. Interests of Rewards' Directors and Executive Officers in the Offer and the Merger," "The Offer—Section 5. Certain United States Federal Income Tax Consequences" and "The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

        (a)   through (f) Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 1. Background," "Special Factors—Section 3. The Recommendation by the Special Committee," "Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger," "Special Factors—Section 5. Rewards Financial Projections" and "The Offer—Section 7. Certain Information Concerning Rewards," which is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (a)   through (c) Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background" and "Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger," which is incorporated herein by reference. Copies of the opinion of Harris Williams & Co., dated October 27, 2010, to the Strategic Coordination Committee of the Board of Directors of Rewards are available for inspection and copying at Rewards' principal executive offices located at Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606, during regular business hours by any interested stockholder of Rewards or stockholder representative who has been so designated in writing.

Item 10.    Source and Amount of Funds or Other Consideration.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 14. Fees and Expenses," which is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger" and "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares," which is incorporated herein by reference.

        (e)   Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 10. Transactions and Arrangements Concerning the Shares," which is incorporated herein by reference.

Item 13.    Financial Statements.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 7. Certain Information Concerning Rewards," which is incorporated herein by reference. The audited financial statements of Rewards as of and for the fiscal years ended December 31, 2008 and December 31, 2009 are incorporated herein by reference to the Consolidated Financial Statements of Rewards included as Item 8 to Rewards Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on March 16, 2010. The unaudited consolidated financial statements of Rewards for the nine-month fiscal period ended September 30, 2010 are incorporated herein by reference to Item 1 of Part I of Rewards' Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed with the SEC on November 4, 2010.

        (b)   The pro forma financial statements of Rewards are not material to the Offer.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (b)   None.

Item 16.    Exhibits.

        (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010

EGI ACQUISITION, L.L.C.
By:	/s/ PHILIP G. TINKLER Name: Philip G. Tinkler Title: Vice President and Treasurer
EGI ACQUISITION PARENT, L.L.C.
By:	/s/ PHILIP G. TINKLER Name: Philip G. Tinkler Title: Vice President and Treasurer
KMJZ INVESTMENTS, L.L.C.
By:	/s/ PHILIP G. TINKLER Name: Philip G. Tinkler Title: Vice President and Treasurer
CHAI TRUST COMPANY, LLC
By:	/s/ PHILIP G. TINKLER Name: Philip G. Tinkler Title: Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated November 8, 2010.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Advertisement published in The New York Times on November 8, 2010.
(a)(1)(vii)	Press Release issued by Rewards Network Inc. on October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).
(b)(1)
Equity Commitment Letter, dated October 28, 2010, among EGI Acquisition Parent, L.L.C., Kellie Zell Irrevocable Trust, Matthew Zell Irrevocable Trust and JoAnn Zell Gillis Irrevocable Trust (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed on October 28, 2010).
(b)(2)
Amended and Restated Commitment Letter, dated October 27, 2010, among EGI Acquisition, L.L.C., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, The PrivateBank and Trust Company and Bank Leumi (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed on October 28, 2010).
(b)(4)
Limited Guarantee, dated as of October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. in favor of Rewards Network Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).
(d)(1)
Agreement and Plan of Merger, dated as of October 28, 2010, by and among Rewards Network Inc., EGI Acquisition Parent, L.L.C. and EGI Acquisition, L.L.C. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).
(d)(2)
Tender and Support Agreement, dated as of October 28, 2010, by and among EGI Acquisition Parent, L.L.C., EGI Acquisition, L.L.C., Rewards Network Inc., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C. and Samstock, L.L.C. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
  Item 2. Subject Company Information.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction .
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration .
  Item 12. The Solicitation or Recommendation .
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX